Exhibit 99.1

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that an Annual General Meeting of the Company will be held on 26 November 2011 at 18/F, Tower A, Global Trade Center, 36 North 3rd Ring Road East, Dongcheng District, Beijing, P.R. China at 1:00 PM (Beijing time) for the purposes of considering and, if thought fit, passing the following ordinary resolutions:

(i)	“THAT Article 82(a) of the Articles of Association of the Company be and is hereby replaced in its entirety with a new Article 82(a) as follows:

‘Unless otherwise determined by the Company in general meeting, the number of Directors shall not be more than nine Directors, the exact number of Directors to be determined from time to time solely by resolution adopted by a supermajority of at least two-thirds of all of the Directors. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them. For so long as Shares or ADSs are listed on the NYSE, the Directors shall include such number of Independent Directors as applicable law, rules or regulations or the NYSE Rules require for a foreign private issuer so long as the Company is a foreign private issuer.’”

(ii)	“THAT the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2010 at a fee agreed by the directors be and is hereby ratified, confirmed, approved and adopted in all respects”.

(iii)	“THAT the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2011 at a fee agreed by the directors be and is hereby approved.”

(iv)	“THAT the inclusion of financial statements of fiscal year 2010 in the Company’s 2010 annual report be and is hereby ratified, confirmed, approved and adopted in all respects”.

(v)	“THAT the total number of Shares which may be issued under the 2008 Share Incentive Plan of the Company be increased by 5,101,968 Shares.”

(vi)	“THAT, as a result of the amendment of Article 82(a) and pursuant to Article 83(ii), Zhang Jing and Yap Yaw Kong will cease to act as Directors of the Company with effect from 27 November 2011.”

(vii)	“THAT the Register of Directors of the Company be amended to note that Zhang Jing and Yap Yaw Kong will cease to act as Directors, all as set out in these Resolutions.”

(viii)	“THAT the registered office of the Company be and hereby is instructed to notify the Register of Companies in the Cayman Islands of the changes to the Register of Directors.”

(ix)	Any Other Business.

The Board of Directors of the Company has fixed the close of business on 27 October 2011 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his/her place. A proxy need not be a shareholder of the Company. A form of proxy is attached.

To be valid, any proxy must be duly completed, signed and delivered, together with the power of attorney or other authority under which it is signed (if any) or a notarially certified copy thereof, to 18/F, Tower A, Global Trade Center, 36 North 3rd Ring Road East, Dongcheng District, Beijing, P.R. China for the attention of director Yang Jianyu no later than 48 hours before the meeting or adjourned meeting at which the proxy is to be used.

By Order of the Board.

/s/ Jianyu Yang
Director: Jianyu Yang

Date: 27 October 2011

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